MOUNTAIN CREST ACQUISITION CORP. V

524 Broadway, 11th Floor

New York, NY 10012

October 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate a& Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Isabel Rivera
Dorrie Yale

Re:	Mountain Crest Acquisition Corp. V
Preliminary Proxy Statement on Schedule 14A
Submitted October 10, 2024
File No. 001-41062

Dear Ms. Rivera and Ms. Yale:

Mountain Crest Acquisition Corp. V (the “Company”), is hereby responding to the letter, dated October 18, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Preliminary Proxy Statement on Schedule 14A

General

We note that you are seeking to extend your termination date to November 16, 2025, a date which is 48 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 12, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Division of Corporation Finance

Office of Real Estate a& Construction

U.S. Securities & Exchange Commission

October 21, 2024

Response: The Company notes the Staff’s comment and has addressed the Staff’s comment on the Letter to Stockholders and pages 3, 4, 11 and 12 of the Amended Proxy Statement.

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer